Exhibit 99.11

CERTIFICATE

Richard Greenwood

I, Richard Greenwood, of Cochenour, Ontario, Canada, do hereby certify that:

1.	I am responsible for the preparation of Sections 11 and 12 of the Great Bear Gold Project, Ontario, Canada – Voluntary National Instrument 43-101 Technical Report effective date February 13, 2023 (the “Technical Report”).

2.	I am employed and carrying out these assignments for Kinross Gold Corporation (“Corporation”) whose address is at 25 York Street, 17th Floor, Toronto, Ontario, Canada, M5J 2V5, in the capacity of Exploration Manager.

3.	I am a graduate of Memorial University of Newfoundland and Labrador (2004) with a B.Sc. in Earth Science and have 19 years of mining industry experience.

4.	I am a member in good standing of the Professional Geologists of Ontario, PGO Certification number 2390.

5.	I have read the definition of “qualified person” set out in National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

6.	I am a full time employee at the Project site which is the subject of the Technical Report.

7.	I am not independent of the parties involved in the transaction for which this report is required, as defined in Section 1.5 of NI 43-101.

8.	Other than in my capacity as an employee of Kinross, I have had no prior involvement with the property that is the subject of the Technical Report.

9.	I have read NI 43-101 and the Technical Report has been prepared in compliance with NI 43-101.

10.	As of the date of this certificate, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make this certificate not misleading.

DATED this 13th day of February, 2023

Signed “Richard Greenwood”
Richard Greenwood